BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT	TELEPHONE: 818-436-6410
Attorney/Principal	FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

August 29, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela A. Long, Asst. Director
Edward M. Kelly, Senior Attorney
Dale Welcome, Staff Accountant
Anne M. McConnell, Staff Accountant

Re:	Cumberland Hills Ltd. (“Registrant”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on May 31, 2012
File No. 333-181784

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s August 1, 2012 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

In regard to your comment, we still believe that the Company is not a “shell corporation” as defined by Rule 144(i) of the Securities Act. It is our position that Rule 144(i) does not and should not apply to true startup companies. Cumberland Hills, Inc. was incorporated on January 19, 2010. Shortly thereafter, shares were issued only to its incorporator and promoter, Joseph Isaacs, for the consideration of $3,500 which covered the costs of incorporation, opening a bank account and other organizational costs. The Company’s business was recycling of paper products. Shortly thereafter in March, 2010, Mr. Isaacs got married. Unfortunately, this was not a “marriage made in heaven” and after several separations the marriage ended in divorce in early 2011. During this somewhat turbulent period for Mr. Isaacs, especially between March and September, 2010, Mr. Isaacs was unable to concentrate on the business of the Company and, consequently, it remained practically dormant. It remained inactive until September 2010, when he renewed his pursuit of the Company’s paper recycling business by investing an additional $10,000 and subsequently completing a private placement in January 2011. We respectively submit that the Company has been an active business at least since September 2010 and has been in continuous business until today. An inactive company is not a “shell corporation” as defined by the SEC. At all times since its formation the Company has been in the paper recycling business and has never sought to change that business focus through acquisitions or a change in plan of business. Consequently, while the Company may have had nominal operations for a period of time, at all times the Company has had a defined business plan and focus and has never been nor sought to be in any other undisclosed business as is normally the case with a true “shell company”.

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August 29, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

Throughout 2011 until sales and revenue commenced in the first quarter of 2012, the Company was in its identified business. The activities of this start-up consisted of a small investment into the Company, through a private placement, and the development of a marketing and a business organization plan. Other activities included the search for product and customers through the telephone and internet and through various environmental associations.

In January 2011, the Company sold 1,050,000 shares of its common stock to 30 investors (the “Investor/Shareholder”) in a private placement. This money was used as working capital to advance the paper recycling business of the Company. For the first quarter and second quarter of 2012 the Company had sales of $18,429 and $17,218 respectively. Sales are continuing and potential new customers and sources for product are being negotiated. It is true that the Company does not have many assets, however, the business that the Company is part of is not capital intensive. The Company plans to add some trucks and additional employees in the future and is hopeful that being public will help to increase sales, investor awareness and allow access to additional capital.

Rule 144(i) regarding shells was primarily enacted for “blank-check” shell companies to protect investors. In a footnote to the Rule, the Commission noted that: “Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in a definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” When the Investors/Shareholders acquired their stock, the Company was in business. In addition, the Company has always been in the same paper recycling business for which it was formed. The Company is a small business attempting to implement a real and consistent business plan.

Furthermore, all of the issued and outstanding shares held by the Investor/Shareholders are being registered in the Registration Statement and they will, therefore, not be relying on Rule 144 to sell their shares. In addition, if being dormant is equivalent to being a “shell” then the Company stopped being a “shell” in September, 2010, when the only shareholder was Mr. Isaacs.

In view of the above, we respectively urge the Staff to agree that in this particular case, with these particular set of circumstances, the Registrant should not be deemed a “shell’ company as defined in Rule 144(i) and should be allowed to pursue its offering as an operating company.

August 29, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

Business, page 9

2. In accordance with your comment we have revised the disclosure to be consistent with the Company’s revenue recognition policy set forth on page F-7.

Biographical information, page 13

3. In accordance with your comment we have deleted the reference to an electronic link which was inadvertently included previously.

Certain Relationships and Related Transactions, page 15

4. In accordance with your comment we have added some disclosure to this section and have included further description of the oral agreement as Exhibit 10.2 to the Amendment No. 2.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett
WBB: scc
cc/ Mr. Isaacs, President & CEO